August 1, 2013

Via E-mail

Ivan Griswold

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Cardiff International, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed July 12, 2013
File No. 000-49709

Dear Mr. Griswald:

We respect to your response letter we will amend our filings and provide you the answers to each issue accordingly:

Your comments:

General

1.	We reissue prior comment 1 in its entirety. As previously noted, Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 51% of the shares of common stock in favor of the proposals outlined in the information statement. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Response:

In the Information Statement: Under the heading “How many shares of voting common stock were outstanding on June 10, 2013?” The names of the 10 shareholders, the number of common shares possessed and voted with, along with their relationships with the company have been disclosed.

It the Information Statement: Under the heading “Why is the Company approving the proposal through a stockholder written consent in lieu of holding a stockholder meeting? “ This outlines the actions taken by the majority group of shareholders and why schedule 14C is appropriate and does constitute a solicitation.

3.	We reissue prior comment 2 in its entirety. As you have not provided the information requested pursuant to that comment. Although we note your disclosures on page 7 stating that you are behind in your filing obligations, this disclosure does not appear responsive to our comment, insofar as you have not indicated how your late filings impact or when you expect to become current with respect to your filing obligations. In addition, we note your statement that further investments will bring you into compliance with your filing obligations under the Exchange Act; however, it is unclear how capital raising would impact your reporting obligations.

Response:

As stated on page 7, the amendments will allow the company to secure the additional capital required to pay for the legal, accounting and auditing costs currently being incurred to prepare the outstanding filing periods. This will satisfy the company’s filing obligations under the exchange act.

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4.	As previously requested, please provide a written statement from the company that includes the representations we included in the penultimate paragraph of our prior letter.

Response:

Cardiff International, Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Advantages and Disadvantages of the Increase to the Authorized Shares, page 4

5.	We reissue prior comment 6 as it does not appear that you have included illustrative quantitative examples of the dilutive consequences of the issuance of Series A and B Preferred Stock. This discussion should also address the dilutive effects related to conversion of preferred shares.

Response:

On page 5, section headed “Advantages and Disadvantages of the increase to the Authorized Shares”, contains the amended discussion addressing the issuance of the preferred stock.

Respectfully,

/s/ Daniel R Thompson

Chairman/CEO

Cardiff International, Inc.

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